SINGAPORE

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED
9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

03032114

Our Ref: C200/SEC/FT/JL/rh

Exemption No. ~~33-91910~~

5 September 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

03 SEP 17 AM 7:21

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
1 September 2003	Notice of Changes in Director's Deemed Interests
3 September 2003	Notice of Changes in Subsidiary Director's Interests
3 September 2003	Notice of Changes in Subsidiary Director's Interests
4 September 2003	Notice of Changes in Director's Interests

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 9/22

encs

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Director's Deemed Interests

Name of substantial shareholder:	Er Kwong Wah
Date of notice to company:	29/08/2003
Date of change of interest:	28/08/2003
Name of registered holder:	Chiang Siew Kheng
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Deemed Interests Purchase in open market by spouse as personal investment.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	10,000
% of issued share capital:	0.001
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.43
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	10,000
% of issued share capital:	0.001

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	
% of issued share capital:	0	
No. of shares held after the transaction:	10,000	
% of issued share capital:	0.001	
Total shares:	10,000	

Note: Mr Er Kwong Wah is an independent director of Cosco Investment (Singapore) Limited. We received notice of transaction on 1 September 2003.

Submitted by Mr Ji Hai Sheng, President on 01/09/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Liu De Tian
Date of notice to company:	02/09/2003
Date of change of interest:	01/09/2003
Name of registered holder:	Liu De Tian
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	50,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.465
No. of shares held before the transaction:	175,000
% of issued share capital:	0.02
No. of shares held after the transaction:	125,000
% of issued share capital:	0.02

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		175,000
% of issued share capital:		0.02
No. of shares held after the transaction:		125,000
% of issued share capital:		0.02
Total shares:		125,000

Note: Mr Liu De Tian is a director of the subsidiary, Cosco (Singapore) Pte Ltd.

Submitted by Mr Ji Hai Sheng, President on 03/09/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Li Mei
Date of notice to company:	02/09/2003
Date of change of interest:	02/09/2003
Name of registered holder:	Li Mei
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	150,000
% of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.455
No. of shares held before the transaction:	150,000
% of issued share capital:	0.02
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		150,000
% of issued share capital:		0.02
No. of shares held after the transaction:		0
% of issued share capital:		0
Total shares:		0

Note: Ms Li Mei is a director of the subsidiaries, Harington Property Pte Ltd and Cosland (SR) Development Pte Ltd.

Submitted by Mr Ji Hai Sheng, President on 03/09/2003 to the SGX

MASNET No. 21 OF 04.09.2003
Announcement No. 21

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Director's Interests

Name of director: Xin Guang Wan

-

Date of notice to company: 04/09/2003

-

Date of change of interest: 03/09/2003

-

Name of registered holder: Xin Guang Wan

-

Circumstance(s) giving rise to the interest: Sales in open market at own discretion

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 200,000
% of issued share capital: 0.03

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.455

-

No. of shares held before the transaction: 200,000
% of issued share capital: 0.03

-

No. of shares held after the transaction: 0
% of issued share capital: 0

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		200,000
% of issued share capital:		0.03
No. of shares held after the transaction:		0
% of issued share capital:		0
Total shares:		0

Submitted by Mdm Yao Hong, Director on 04/09/2003 to the SGX